April 5, 2011

VIA EDGAR
Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Global Cornerstone Holdings Limited
Amendment No. 3 to Registration Statement on Form S-1
Filed April 1, 2011
File No. 333-172120

Dear Ms. Long:

Global Cornerstone Holdings Limited (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 4, 2011 regarding our Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 1, 2011. A marked version of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is enclosed herewith reflecting all changes from the original Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Outside Front Cover Page of Prospectus

1.
We note your response to comment 2 in our letter dated March 11, 2011. As Citi will be the sole managing underwriter, please remove all other underwriters from the cover age. Refer to Item 501(b)(8)(1) of Regulation S-K.

Per discussions with the Staff, the Company has revised the front cover.

Use of Proceeds, page 54

2.
We note your response to comment 6 in our letter dated March 11, 2011 and reissue this comment. In this regard, we note that the table indicating the uses of the proceeds does not specifically identify the proceeds that will be used to repay indebtedness.

Pursuant to our call with the Staff on April 5, 2011, we acknowledge that this comment has been resolved.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

GLOBAL CORNERSTONE HOLDINGS LIMITED

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr.
Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP